Mail Stop 3561


								September 28, 2006

Mr. Terry Burman
Chief Executive Officer
Signet Group plc
15 Golden Square
London W1F 9JG
England

		RE:	Signet Group plc
			Form 20-F for Fiscal Year Ended January 28, 2006
			File No. 1-32349

Dear Mr. Burman:

		We have reviewed your filing and have the following
comments.    Where indicated, we think you should revise your
disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

General

1. Please note the commission file number to be used in future filings should be 001-32349.




Operating and Financial Review, page 3

2. In future filings, please disclose how like for like sales are determined. We note your definition on page 122 which states like for like sales are same store sales at constant exchange rates.
Please
clarify how same store sales are determined.   In this regard,
please
disclose how you treat stores opened, stores closed and stores remodeled or relocated during the periods in determining your like for like sales.

3. We note your presentation throughout your filing of changes in various financial statement amounts and other information at constant exchange rates. We see your disclosure of why you use these non-GAAP measures and your reconciliation of these non-GAAP measures to the most directly comparable GAAP measure on page 27. In future filings, please include a cross-reference to these disclosures at each place in your filing where you are presenting such measures. Refer to Item
10 (e) of Regulation S-K.

4. In future filings, please provide a discussion of the reasons for changes in administrative expenses.

Controls and Procedures, page 43

5. We note your statement that your controls "are designed to provide
only reasonable, not absolute, assurance that the objectives of this
control system are met". We further note your statement that "It should be noted that while the Group Chief Executive and Group Finance Director conclude that its disclosure controls and procedures are effective to provide a reasonable level of assurance, they recognise such disclosures controls cannot eliminate all error and
fraud".   It appears that in their conclusion, your principal
executive officer and principal financial officer concluded that your controls and procedures are effective. In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. You should make the reasonable assurance level of their conclusions clear in the actual effectiveness conclusion rather than in a separate sentence or paragraph. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/ee-8238.htm.




Item 17. Financial Statements, page 65

Report of Independent Registered Public Accounting Firm, page 65

6. We note that the report of KPMG Audit Plc was issued in London. In future filings, please revise to also disclose the country where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Notes to the Accounts

7. We note that a significant percentage of your sales are credit sales and that a number of your programs offer interest-free financing. We also note that interest income from the credit sales is
reflected in other operating income.   Please tell us how you
account
for the interest-free financing and reference the relevant accounting literature in your response.

Note 1.  Principal accounting policies, page 70

8. You state the financial statements are prepared in accordance with
IFRS as adopted by the European Union and that the differences between those standards and the standards adopted by the International Accounting Standards Board are not material to the Group. You also state that IFRS is subject to interpretive guidance
and change.   Please confirm that your financial statements comply
with all the requirements of IFRSs and that you will include an explicit and unreserved statement of such compliance in future filings. Reference is made to IAS 1, paragraph 14.

Note 1.(b) Consolidation, page 70

9. We note that your consolidation policy is based on control, which is defined as existing when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. You say that in assessing control, potential voting rights that are currently exercisable or convertible are taken into account. We note that you have not addressed differences between your consolidation policy under IFRS and U.S. GAAP. Please tell us the nature of any differences between consolidation under IFRS and under U.S. GAAP that materially affect your financial statements. Refer to SFAS 94 and FIN 46.







Note 1.(j) Vendor Contributions, page 72

10. We note that vendor contributions received in respect of identifiable promotional events are matched against the costs of these promotions. If these costs and related vendor contributions are not included in costs of sales under IFRS or under U.S. GAAP, please disclose the amount of such contributions and the line item in your financial statements where the vendor allowances are included.
Refer to EITF 01-9.

Note 30. Adoption of IFRS, page 99

11. Please clarify for us the adjustments made to deferred income, trade payables and inventory on the balance sheet for revenue recognition.

Note 31. Summary of differences between IFRS and US generally accepted accounting principles, page 103

12. We note you have prepared your financial statements using IFRS as adopted by the European Union. Please expand your disclosure to indicate whether the audited reconciliation is to IFRS as published by the IASB or as adopted by the European Union. Either provide an audited reconciliation from IFRS as adopted by the European Union to
IFRS as published by the IASB as required by Instruction G(i) of Form
20-F, or make an affirmative statement that there are no differences between your application of IFRS as adopted by the European Union and
IFRS as published by the IASB.

Note 31. Summary of differences between IRFS and US generally accepted accounting principles, page 103

Earnings per share ("EPS")/ADS

13. In future filings, please disclose the relationship between ordinary shares and ADSs.

Selected Financial Data, page 118

14. In future filings, please revise to disclose dividends declared per share. Refer to Item 3.A. of Form 20-F.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant


Mr. Terry Burman
Signet Group plc
September 28, 2006
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